Exhibit 2.1

UNIT PURCHASE AGREEMENT
This UNIT PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of March 17, 2014 (the “Effective Date”) by and among Arminak & Associates, LLC, a Delaware limited liability company (the “Company”), Rieke-Arminak Corp., a Delaware corporation (“Buyer” and together with the Company, the “Buyer Parties”), HRA Holding Corporation, a California corporation (“HRA”), NC Holding, LLC, a California limited liability company (“NCH”; and together with HRA, collectively “Sellers” and each individually a “Seller”), Helga Arminak, Armin Arminak and Roger Abadjian (Roger Abadjian, together with Armin Arminak and Helga Arminak are referred to herein individually as a “Shareholder” and collectively, as the “Shareholders”; and together with Sellers, the “Seller Parties”; and together with the Buyer Parties each is sometimes referred to individually as a “Party” and collectively as the “Parties”). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings given them in the Purchase Agreement (defined below) or the Operating Agreement (defined below).
RECITALS
WHEREAS, the Shareholders have entered into employment agreements with Buyer or the Company or an Affiliate of either of them (collectively, the “Shareholder Employment Agreements”; and individually, each, an “Employment Agreement”);
WHEREAS, the Shareholders, Sellers, Helga Arminak, in her capacity as Member Representative, the Company and Buyer entered into that certain Purchase Agreement, dated as of February 24, 2012 (the “Purchase Agreement”), in connection with Buyer’s initial purchase of 70% of the membership interests of the Company from HRA;
WHEREAS, the Sellers are members of the Company and parties to that certain Second Amended and Restated Limited Liability Company Agreement dated as of February 24, 2012 by and among the A&A Members, Buyer and the Company (the “Operating Agreement”);
WHEREAS, as contemplated by the Purchase Agreement and upon the terms and subject to the conditions forth in the Operating Agreement, Buyer has the option to purchase, and each Seller has the option to put, the membership interests in the Company, represented as units (the “Units”) that are owned by the Sellers (the “Put/Call Rights”); and
WHEREAS, without regard to the Put/Call Rights and in accordance with the terms and subject to the conditions contained in this Agreement, Buyer would like to purchase from Sellers, and Sellers are willing to sell to Buyer, all of the Units (as defined in the Operating Agreement) that are owned by Sellers (the “Transferred Units”), all of which are listed on Schedule 1.
NOW, THEREFORE, the Parties, intending to be legally bound, agree as follows:

1.	Purchase Transaction.
(a)    Unit Transfers. Sellers hereby sell and convey to Buyer, and Buyer hereby purchases and accepts from Sellers, all of the Transferred Units, free and clear of all Encumbrances (as defined in the Purchase Agreement); provided, however, that Sellers shall retain the right to receive tax distributions under Sections 3.1(b) and 3.1(d) of the Operating Agreement related to allocations of taxable income of the Company with respect to the Transferred Units for all periods through the date hereof.
(b)    Purchase Price. The aggregate consideration to be paid for the Shares (the “Purchase Price”) shall be an amount equal to the sum of (i) cash in the amount of $51.0 million (the “Closing Payment”), plus (ii) the Earnout Payment (as defined in Section 1(c), below).
(c)    Earnout Payment.
(i)    As additional consideration for the purchase by Buyer of the Transferred Units, Sellers shall receive an earnout payment (the “Earnout Payment”), if (i) the 2015 Net Sales exceed $120,000,000, and (ii) 2015 EBITDA equals or exceeds 20.0% of 2015 Net Sales, which shall be based upon the following schedule:
For purposes of this determination: (i) the term “2015 Net Sales” means the gross amount invoiced during the 2015 calendar year for sales of the Company’s products shipped to customers, tools provided to customers and the provision of related services (including shipping, handling and freight charges to the extent the cost of shipping, handling and freight is included in the Company’s expenses) less rebates, sales returns and allowances actually paid, granted or accrued in the ordinary course of business, including trade, quantity, and other discounts, and any other allowances or adjustments granted in the ordinary course of business, including those granted on account of rejected or returned items, as well as price adjustments or billing errors (including adjustments to amounts billed for actual versus estimated shipped quantities), all as determined in accordance with GAAP; and (ii) the term “2015 EBITDA” means calendar year 2015 earnings before interest, taxes, depreciation and amortization, as determined in accordance with GAAP and the methodology set forth on the attached Exhibit 1(c)(i).

(ii)    On or before March 31, 2016, (the “EBITDA Report Due Date”), Buyer shall prepare (or cause to be prepared) and deliver to Sellers a calculation of the 2015 EBITDA, a statement of the 2015 Net Sales and a statement of the Earnout Payment, based upon such calculation, together with such documentation, as may be reasonably necessary to enable Sellers to assess such calculation (the “Earnout EBITDA Report”). At any time during the forty-five (45) day period following the EBITDA Report Due Date, Sellers and their agents and representatives shall have the right, upon not less than three (3) days’ prior written notice to Buyer, to meet with Buyer to discuss Buyer’s calculation and have reasonable access during normal business hours to inspect the records and working papers relating to the calculation of the Earnout Payment, for the purpose of evaluating the basis for such calculation. Unless Sellers object to Buyer’s determination of the Earnout Payment by delivery to Buyer of a notice (a “Notice of Disagreement”) setting forth the basis for such objection within forty-five (45) days after Buyer’s delivery of the Earnout EBITDA Report (or if, at any time, Sellers expressly accept the Earnout EBITDA Report in a writing given to Buyer), the Earnout EBITDA Report shall be conclusive and binding for all purposes of this Agreement. Buyer shall, within five (5) business days after such Earnout EBITDA Report is deemed conclusive and binding, pay Sellers the Earnout Payment by wire transfer of immediately available funds to an account designated by Sellers (which account shall have been designated at least two (2) business days prior to such payment being made). In the event that Sellers timely deliver a Notice of Disagreement, the obligation of Buyer to pay the Earnout Payment shall be suspended during the pendency of the resultant dispute resolution process set forth in this Section 1(c).
(iii)    In the event that Sellers timely deliver a Notice of Disagreement as provided above, the Parties shall first use diligent efforts to resolve such dispute through good faith negotiations. If they are unable to resolve such dispute within thirty (30) days after the delivery of the Notice of Disagreement, then the Parties shall engage the Accounting Firm (as defined in the Purchase Agreement) for review and resolution of all matters (but only such matters) that remain in dispute and that were properly included in the Notice of Disagreement. The Accounting Firm shall make a final determination of the matters that remain in dispute, and the amount of the Earnout Payment, if any, based upon such determination, in accordance with the guidelines and procedures set forth in this Agreement and on Exhibit 1(c)(iii) attached hereto. The Parties will cooperate with the Accounting Firm during the term of its engagement. The Earnout Payment shall become final and binding on the Parties on the date the Accounting Firm delivers its final resolution in writing to the Parties.
(d)    The calculation of 2015 EBITDA shall exclude (i) TriMas corporate management fees (which do not include direct costs attributable to the operation of the Company), (ii) any costs or expenses incurred in connection with the preparation, execution and consummation of this Agreement, (iii) any, costs or expenses incurred in connection with any dispute between the Parties related to this Agreement, and (iv) any incremental personnel and related costs incurred for the transition of general sales or operations management and responsibilities from Shareholders in connection with the termination of the Shareholder Employment Agreements (these adjustments are shown in EBITDA methodology set forth on the attached Exhibit 1(c)(i) as Adjustment 1 and Adjustment 2). For the avoidance of doubt, direct costs attributable to the operation of the Company for calendar year 2015 (e.g., outside legal counsel, allocation of insurance premiums, etc.) that are not costs or expenses described in the preceding sentence shall be included in the calculation of 2015 EBITDA.

(e)    Sellers and Buyer acknowledge and agree that Buyer shall have control of the Company following the Effective Date and shall not intentionally take any action or omit to take any action that would have the primary purpose of avoiding or reducing an Earnout Payment that would otherwise be due hereunder. Furthermore, Buyer agrees to comply through calendar year 2015 with the obligations and other requirements that are currently set forth in Section 4.4(e) (Affiliate Transactions) of the Operating Agreement, which section is set forth on Exhibit 1(d) attached hereto, as amended mutatis mutandis. Buyer’s compliance with Exhibit 1(d) is reflected in the EBITDA methodology set forth on the attached Exhibit 1(c)(i) as Adjustment 3, Adjustment 4 and Adjustment 5.
(f)    Broker Fees. In the event any fees or expenses are due to Sage (as defined in the Purchase Agreement) by Sellers and/or the Company (the “Sage Fees”) under that certain letter agreement dated March 31, 2010 by and among Sage, the Company and Helga Arminak, as amended, modified or supplemented from time to time, in connection with performance of this Agreement, Sellers shall be responsible for and shall pay the Sage Fees directly to Sage and Buyer shall not deduct the amount of any Sage Fees from the amount of the Closing Payment and/or Earnout Payment, respectively.
(g)    Purchase and Sale. On the date hereof, (i) Sellers shall deliver to Buyer the certificate(s) representing the Units owned by each Seller duly endorsed in blank or accompanied by duly executed assignments separate from certificate, and (ii) Buyer shall pay to Sellers an amount equal to the Closing Payment by wire transfer of immediately available funds to the account designated by Sellers as set forth on Schedule 1(g).

2.	Representations and Warranties of Sellers.
As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, each Seller hereby represents and warrants to Buyer that:
(a)    Organization and Power. Such Seller is a corporation or a limited liability company duly organized or incorporated, as applicable, validly existing and in good standing under the Laws of the State of California and is qualified to do business in the State of California. Such Seller possesses all required corporate or limited liability company, as applicable, power and authority necessary to carry out the transactions contemplated by this Agreement. Such Seller is not in default under, and this Agreement does not violate, any provision of its governing documents.
(b)    Title to Units. Such Seller is the record owner and beneficial owner of, and has good and marketable title to, all of the Transferred Units that are identified on Schedule 1 as being owned by it, free and clear of all Encumbrances. Such Seller hereby delivers to Buyer good and marketable title to the Transferred Units owned by it, free and clear of all Encumbrances.
(c)    Authorization. The execution, delivery and performance of this Agreement has been duly and validly authorized by such Seller. This Agreement has been duly executed and delivered by such Seller and constitutes a valid and binding obligation of such Seller, enforceable in accordance with its terms (except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of law governing specific performance, injunctive relief or other equitable remedies).
(d)    Governmental Authorities and Consents. No permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority (as defined in the Purchase Agreement) or any other Person (as defined in the Purchase Agreement), except to the extent already received and provided to Buyer, is required in connection with the execution, delivery or performance by such Seller of this Agreement or the consummation by such Seller of the transactions contemplated hereby.
(e)    Litigation. There is no litigation or proceeding, in law or in equity, and there are no pending governmental investigations before any Governmental Authority, or to such Seller’s knowledge, threatened against such Seller regarding the Transferred Units or the sale of the Transferred Units to Buyer.
(f)    Brokerage. Except for the Sage Fees, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon such Seller.

3.	Representations and Warranties of Buyer.
As a material inducement to Sellers to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Sellers that:
(a)    Organization and Power. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in the State of Delaware. Buyer possesses all required corporate power and authority necessary to carry out the transactions contemplated by this Agreement. Buyer is not in default under, and this Agreement does not violate, any provision of its governing documents.
(b)    Authorization. The execution, delivery and performance of this Agreement has been duly and validly authorized by Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable in accordance with its terms (except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of law governing specific performance, injunctive relief or other equitable remedies).
(c)    Governmental Authorities and Consents. No permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by Buyer of this Agreement or the consummation by Buyer of the transactions contemplated hereby.
(d)    Litigation. There is no litigation or proceeding, in law or in equity, and there are no pending governmental investigations before any Governmental Authority, or to Buyer’s knowledge, threatened against Buyer regarding the purchase of the Transferred Units by Buyer.

(e)    Brokerage. Buyer shall pay, and hold Sellers harmless against, any Liability, loss or expense (including reasonable attorneys’ fees and out of pocket expenses) arising in connection with claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer.

4.	Covenants and Agreements.
(a)    Non-Competition; Non Solicitation; Non-Disparagement. The Parties agree that Section 9.2 of the Purchase Agreement shall remain in full force and effect in accordance with the terms of the Purchase Agreement; provided that the definition of “Restricted Period” for purposes of Section 9.2 of the Purchase Agreement shall be amended to mean the period commencing on the Closing (as defined in the Purchase Agreement) and ending on March 31, 2019.
(b)    Set Off Rights.
(i)    Buyer shall have the right to set-off against any amount due to Sellers under Section 1(c), any amount of indemnified Mature Losses (as that term is defined in the Purchase Agreement) due to Buyer, provided that Buyer (i) has complied with the requirements of Section 10.6 of the Purchase Agreement, and (ii) has provided the Sellers with twenty (20) days advance written notice of its intent to exercise its set off rights hereunder; provided, further, that Buyer may, during the pendency of such advance notice period, withhold any amounts otherwise due to Sellers that are subject to such set-off rights. Subject to the preceding sentence, Buyer may offset and apply any sums payable by Buyer under Section 1(c) to any of the Sellers hereunder against any indemnified Mature Losses that are then outstanding and owed to Buyer, which right shall not limit Buyer's other rights and remedies provided for herein, in the Purchase Agreement, the Operating Agreement or otherwise at law or in equity.
(ii)    Buyer shall further have the right to withhold payment (i) on any amount due to Sellers under Section 1(c), if Buyer has a claim for indemnification for Indemnified Losses related to a breach of Section 5.20 of the Purchase Agreement (Tax Reps) or Section 9.9 of the Purchase Agreement (Tax Matters Covenant); or (ii) on any amount due to Sellers under Section 1(c), if Buyer has an outstanding claim for indemnification for Indemnified Losses under Article 10 of the Purchase Agreement. The amount that Buyer shall have the right to withhold payment on shall not exceed the amount of Buyer’s pending claim for Indemnified Losses subject to indemnification under Article 10 of the Purchase Agreement. Following the resolution of Buyer’s claim(s), Buyer shall have the right to set-off provided in Section 4(b)(i) hereof, the amount due to Buyer in connection with its claim against the amount of the payment withheld by Buyer under this Section 4(b)(ii). Buyer’s right to withhold payment in accordance with the preceding sentences shall terminate following the resolution of Buyer’s claim and its set-off of the amount due, if any, in accordance with the preceding sentence.
(c)    Mutual Operating Agreement Release. In consideration of the covenants, agreements and undertakings of the Parties under this Agreement, (i) each Seller Party, on behalf of itself and its respective present and former parents, subsidiaries, Affiliates, officers, directors, shareholders, members, successors and assigns (collectively, "Releasors") hereby releases, waives and forever discharges each Buyer Party and its respective present and former, direct and indirect, parents, subsidiaries, Affiliates, employees, officers, directors, shareholders, members, agents, representatives, permitted successors and permitted assigns (collectively, "Releasees"), and (ii) each Buyer Party, on behalf of itself and its Releasors hereby releases, waives and forever discharges each Seller Party and its Releasees, in each case of and from any and all actions, causes of action, suits, losses, liabilities, rights, obligations, costs, expenses, liens, covenants, contracts, controversies, agreements, promises, variances, damages, judgments, claims, and demands, of every kind and nature whatsoever, whether now known or unknown, foreseen or unforeseen, matured or unmatured, suspected or unsuspected, in law or equity (collectively, "Claims"), which any of such Releasors ever had, now have, or hereafter can, shall, or may have against any of such Releasees for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of time through the date of this Agreement arising out of or relating to the Operating Agreement, except for (i) any Claims relating to rights and obligations preserved by, created by or otherwise arising out of this Agreement, and (ii) any Claims relating to rights of each Seller Party and its Releasees arising out of either Sections 4.8 or 7.6 of the Operating Agreement. For the avoidance of doubt, the Parties agree that (i) the Releasors of a Party shall not include any other Party, and (ii) the Releasees of a Party shall not include any other Party. The Releasors have been made aware of, and understand, the provisions of California Civil Code Section 1542 ("Section 1542"), which provides: "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR." The Releasors expressly, knowingly and intentionally waive any and all rights, benefits and protections of Section 1542 and of any other state or federal statute or common law principle limiting the scope of a general release.
(d)    Lease Amendment. Concurrently herewith, the Company and Lessor (as defined in the Lease Amendment) have entered into the Amendment to Standard Industrial Commercial Lease (the “Lease Amendment”) in the form attached hereto as Exhibit 4(d).
(e)    Sage Fee Indemnity. For the avoidance of doubt, the Parties agree that (1) Article 10 of the Purchase Agreement shall remain in full force and effect in accordance with the terms of the Purchase Agreement, and (2) the parenthetical reference in Section 10.2(a)(v) of the Purchase Agreement includes all costs and expenses of Sage related to the fees and expenses that will be due to Sage in connection with the sale and purchase of the Transferred Units pursuant to this Agreement.
(f)    Further Assurances. From time to time, as and when requested by a Party, the other Party shall execute and deliver, or cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such actions as the requesting Party reasonably requests to carry out the purposes of this Agreement, and to consummate the purchase and sale of the Transferred Units; provided, however, that nothing in this Section 4(d) shall require a Party to (i) expend an unreasonable amount of time or effort, (ii) incur any material unreimbursed out-of-pocket expenses, or (iii) make any claim or file any action, suit or proceeding.

5.	Miscellaneous.
(a)    Notices. All notices, requests, demands and other communications permitted or required to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed conclusively to have been given (i) when personally delivered, (ii) when sent by facsimile (with hard copy to follow) during a Business Day (or on the next Business Day if sent after the close of normal business hours or on any non-Business Day), (iii) when sent by electronic mail (with hard copy to follow) during a Business Day (or on the next Business Day if sent after the close of normal business hours or on any non-Business Day), (iv) one (1) Business Day after being sent by reputable overnight express courier (charges prepaid), or (v) three (3) Business Days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing, notices, requests, demands and communications to the parties shall be sent to the addresses indicated below:
Notices to Sellers and Shareholders:
c/o Ms. Helga Arminak
2312 Kinclair Drive
Pasadena, California 91107
Facsimile: (626) 296-0476

with a mandatory copy to (which shall not constitute notice to the Sellers or Shareholders:
Morrison & Foerster LLP
707 Wilshire Boulevard, 60th Floor
Los Angeles, California 90017-3543
Facsimile:    (213) 892-5454
Attn:    Marc B. Leh, Esq.

Notices to the Company and Buyer:
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, MI 48304
Facsimile:  (248) 631-5413
Attn: Joshua Sherbin, General Counsel
with a mandatory copy to (which shall not constitute notice to the Company or Buyer):
Honigman Miller Schwartz and Cohn LLP
660 Woodward Avenue
2290 First National Building
Detroit, Michigan 48226-3506
Facsimile: (313) 465-7676
Attn: Ronald E. Whitney, Esq.

(b)    Amendments. Any provision of this Agreement may be amended or waived; provided, that any such amendment or waiver will be binding upon the Parties only if such amendment or waiver is set forth in a writing executed by all the Parties.
(c)    Successors and Assigns. Except as otherwise expressly provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties.
(d)    Dispute Resolution. The Parties hereby adopt and agree to submit to, the dispute resolution procedures and the related terms and conditions set forth on Exhibit A to the Operating Agreement as in effect immediately prior to the date hereof, as amended mutatis mutandis, which is attached as Exhibit 5(d) hereto.
(e)    Severability. In the event one or more of the provisions of this Agreement should for any reason, be held to be invalid, illegal or unenforceable in any respect, any such provision will be ineffective only to the extent of such invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
(f)    Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter of this Agreement.
(g)    Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures delivered by electronic transmission (including those in PDF format) shall have the same effect as original signatures.
[signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

COMPANY:	BUYER:

ARMINAK & ASSOCIATES, LLC	RIEKE-ARMINAK CORP.

By: /s/ Helga Arminak	By: /s/ Lynn A. Brooks
Name: Helga Arminak	Name: Lynn A. Brooks
Title: President	Title: President

SELLERS:	SHAREHOLDERS:

HRA HOLDING CORPORATION	/s/ Helga Arminak
Helga Arminak
By: /s/ Helga Arminak
Name: Helga Arminak	/s/ Armin Arminak
Title: President	Armin Arminak

NC HOLDING, LLC	/s/ Roger Abadjian
Roger Abadjian
By: /s/ Helga Arminak
Name: Helga Arminak
Title: President